Exhibit 12-b
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                               ROCKWELL INTERNATIONAL CORPORATION

                   COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
                             TWELVE MONTHS ENDED SEPTEMBER 30, 1994

                                (In millions, except for ratios)
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                                                                         Pro Forma    Pro Forma
                                                  Rockwell   Reliance   Adjustments    Combined
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Earnings available for fixed charges:
  Income before income taxes and change
    in accounting                                 $1,021.3    $102.1    $(131.9) (1)  $  991.5
    Adjustments:
      Undistributed (income) of affiliates....        (2.2)     (0.3)                     (2.5)
      Minority interest in loss of subsidiaries        6.1                                 6.1
                                                   1,025.2     101.8     (131.9)         995.1

      Add fixed charges included in earnings:
        Interest expense......................        96.6      24.4       83.4          204.4
        Interest element of rentals...........        59.2       9.1                      68.3
          Total...............................       155.8      33.5       83.4          272.7

      Total earnings available for fixed charges  $1,181.0    $135.3    $ (48.5)      $1,267.8

FIXED CHARGES:

  Fixed charges included in earnings..........   $   155.8    $ 33.5    $  83.4       $  272.7
  Capitalized interest........................         4.3                                 4.3
    Total fixed charges.......................   $   160.1    $ 33.5    $  83.4       $  277.0

RATIO OF EARNINGS TO FIXED CHARGES                     7.4                                 4.6


(1)   Pro forma adjustments include the following:

      A) To reflect the divestiture of Reliance's telecommunications business        $ (22.4)
      B) Amortize over an average period of 35 years the excess of
         purchase price over the estimated fair value of net assets acquired           (30.1)
      C) Adjust expense for postretirement benefits to reflect Rockwell's
         actuarial assumptions                                                           4.0
      D) Recognize interest expense on borrowings to fund acquisition (at
         assumed rates of 7% on short-term debt and 8.2% on long-term debt)            (83.4)
      Total adjustments to income before taxes and change in accounting              $(131.9)

(2)   In computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes and change in accounting for postemployment benefits adjusted for minority interest in income or loss of subsidiaries, undistributed earnings of affiliates and fixed charges exclusive of capitalized interest.  Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.



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